AFFIRM ATION

I, Joel Magerman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bryant Park Capital Securities, Inc. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer

Signature

Title: General Securities Principal

Subscribed and sworn to before me: on February 13, 2019

Notary Public

Commonwealth of Pennsylvania – Notary Seal
Renee Reilly, Notary Public
Chester County
My Commission Expires September 05, 2022
Commission Number 1332574

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
DECEMBER 31, 2018

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Bryant Park Capital Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (a wholly-owned subsidiary of Bryant Park Capital LLC) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Bryant Park Capital Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bryant Park Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of Bryant Park Capital Securities, Inc.'s financial statements; however, we estimate that our predecessor firm has been Bryant Park Capital Securities, Inc.'s auditor consecutively since at least 1993.

New York, New York
February 13, 2019

1

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	106,083
Due from Parent		87,520
Prepaid expenses		9,916
TOTAL ASSETS	$	203,519
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	24,284
Total liabilities		24,284
Stockholder's equity:		
Common stock, no par value, 15,000 shares authorized; 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		75,386
Retained earnings		93,849
Total stockholder's equity		179,235
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	203,519

See accompanying notes to statement of financial condition.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly owned subsidiary of Bryant Park Capital LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and money market accounts.

Income Taxes

The Company has elected to be a Qualified Subchapter S Subsidiary ("QSSS") of the Parent. As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, this financial statement does not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The following are the major tax jurisdictions for the Company: federal, New York State, New York City and Pennsylvania. Generally, tax years 2015 to present are open for examination by federal, state and local tax authorities.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

New Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These updates require that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, the lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company does not currently have any lease agreements, as defined in ASC 842, and therefore, does not believe the adoption of this ASU will have a material impact on the financial statements and related disclosures.

NOTE 3.   REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of approximately $81,799, which was approximately $76,799 in excess of the required minimum net capital of $5,000. In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

NOTE 4. RELATED-PARTY TRANSACTIONS

In August 2016, the Parent and Company entered into a new service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $96,000 in administrative allocable expenses under the new agreement during the year ended December 31, 2018. The Parent has forgiven $64,000 in allocable expenses and $58,705 in regulatory costs in 2018, which the Company has treated as additional paid-in capital. Also in August 2018, the Company made a capital withdrawal to the Parent, in the amount of $214,000.

For the year ended December 31, 201, $87,520 was due to the Company from the Parent related to advisory fees received by the Parent net of expenses paid by the Parent in the amount of $56,480.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent in 2018.

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated the activity of the Company through the date this financial statement was issued and has concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.